

Doug Kindred · 3rd

Owner at Kindred & Associates, LLC

Greater Atlanta Area · 318 connections · **Contact info**



Kindred & Associate

University of North (
at Chapel Hill - Kena

Experience

Owner

Kindred & Associates, LLC
Apr 2017 – Present · 3 yrs 4 mos
Kennesaw, Georgia

Executive Management and Engineering Consultation
(Registered Professional Engineer)

CEO and Chief Technology Officer

EAU Technologies
Jan 2002 – May 2017 · 15 yrs 5 mos
Kennesaw, Georgia

Electrolyzed water provides a very safe and "green" alternative to harsh chemicals normally used for industrial sanitation and cleaning.

EAU was originally owned by the founders of Zerorez Carpet Cleaning (www.zerorez ...**see mor**

President

Amerex Inc.
Jul 1999 – Dec 2001 · 2 yrs 6 mos

Amerex is a manufacturer of air pollution control equipment for industrial and utility customers.

I was hired by the NASDAQ-traded parent company to turn Amerex around and restore it to profitable status.

…see mor



VP Operations

ESI Inc. of Tennessee

Apr 1982 – May 1999 · 17 yrs 2 mos

ESI is a design/ build turnkey supplier of industrial power plants (steam boilers, electrical powe production). ESI specializes in alternative fuels using waste streams such as bark and wood waste, paper mill sludge, etc. to produce steam and generate electrical power.

…see mor

Education



University of North Carolina at Chapel Hill - Kenan-Flagler Business School

Graduate School of Business - Executives Institute in Professional Management Education, Business Administration and Management, General

1991 – 1992



Georgia Institute of Technology

BSME, Mechanical Engineering

1973 – 1977

Activities and Societies: Registered Professional Mechanical Engineer (P.E.)

Current Member of Vistage (Formerly The Executive Committee) for over 12 year (www.vistage.com)



